SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549


                               SCHEDULE 14D-1
                             (Amendment No. 2)
            Tender Offer Statement Pursuant to Section 14(d)(1)
                   of the Securities Exchange Act of 1934


                                Conrail Inc.
                         (Name of Subject Company)

                        Norfolk Southern Corporation
                      Atlantic Acquisition Corporation
                                 (Bidders)

                  Common Stock, par value $1.00 per share
          (Including the associated Common Stock Purchase Rights)
                       (Title of Class of Securities)

                                208368 10 0
                   (CUSIP Number of Class of Securities)

                      Series A ESOP Convertible Junior
                     Preferred Stock, without par value
          (Including the associated Common Stock Purchase Rights)
                       (Title of Class of Securities)

                               Not Available
                   (CUSIP Number of Class of Securities)

                            James C. Bishop, Jr.
                        Executive Vice President-Law
                        Norfolk Southern Corporation
                           Three Commercial Place
                        Norfolk, Virginia 23510-2191
                         Telephone: (757) 629-2750
          (Name, Address and Telephone Number of Person Authorized
         to Receive Notices and Communications on Behalf of Bidder)

                              with a copy to:
                           Randall H. Doud, Esq.
                  Skadden, Arps, Slate, Meagher & Flom LLP
                              919 Third Avenue
                          New York, New York 10022
                         Telephone: (212) 735-3000



        This Amendment No. 2 amends the Tender Offer Statement on Schedule 14D-1 filed on October 24, 1996, as amended (the "Schedule 14D-1"), by Norfolk Southern Corporation, a Virginia corporation ("Parent"), and its wholly owned subsidiary, Atlantic Acquisition Corporation, a Pennsylvania corporation ("Purchaser"), relating to Purchaser's offer to purchase all outstanding shares of (i) Common Stock, par value $1.00 per share (the "Common Shares"), and (ii) Series A ESOP Convertible Junior Preferred Stock, without par value (the "ESOP Preferred Shares" and, together with the Common Shares, the "Shares"), of Conrail Inc. (the "Company"), including, in each case, the associated Common Stock Purchase Rights, upon the terms and subject to the conditions set forth in the Offer to Purchase dated October 24, 1996 (the "Offer to Purchase") and in the related Letter of Transmittal (which, together with any amendments or supplements thereto, constitute the "Offer"), copies of which were filed as Exhibits (a)(1) and
(a)(2) to the Schedule 14D-1, respectively. Unless otherwise defined herein, all capitalized terms used herein shall have the respective meanings given such terms in the Offer to Purchase.

Item 5. Purpose of the Tender Offer and Plans or Proposals of the Bidder.

        Item 5 is hereby amended to add the following:

        (b) On October 24, 1996, Stephen C. Tobias, Executive Vice President-Operations of Parent, presented a speech to the American Railroad Conference discussing, among other things, Parent's analysis of the perceived competitive benefits of the Offer and the Proposed Merger as compared with the Proposed CSX Transaction. A copy of the text of this speech is filed as an exhibit hereto.

        On October 30, 1996, Parent distributed a summary of Parent's analysis of the perceived competitive situation in the United States rail industry and Parent's analysis of the perceived competitive benefits of the Offer and the Proposed Merger as compared with the Proposed CSX
Transaction. A copy of the analysis is filed as an exhibit hereto.

        In addition, on October 30, 1996 Parent distributed a memorandum describing Parent's analysis of the perceived benefits of the Offer and the Proposed Merger to the Company's customers and shareholders as compared with the Proposal CSX Transaction. A copy of the memorandum is filed as an exhibit hereto.

Item 10.  Additional Information.

        Item 10 is hereby amended to add the following:

        (e) On October 26, 1996, Parent distributed a memorandum summarizing the Pennsylvania Litigation. A copy of the memorandum is filed as an exhibit hereto.

Item 11. Material to be Filed as Exhibits.

        Item 11 is hereby amended to add the following:

        (a)(14)Text of speech made to the American Railroad Conference on October 24, 1996.

        (a)(15)Competitive Analysis dated October 30, 1996.

        (a)(16)Transaction Memorandum dated October 30, 1996.

        (a)(17) Litigation Memorandum dated October 26, 1996.



                                 SIGNATURE


        After due inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  October 31, 1996


                                     NORFOLK SOUTHERN CORPORATION


                                     By: /s/ JAMES C. BISHOP, JR.
                                     Name:  James C. Bishop, Jr.
                                     Title: Executive Vice President-Law


                                     ATLANTIC ACQUISITION CORPORATION


                                     By: /s/ JAMES C. BISHOP, JR.
                                     Name:  James C. Bishop, Jr.
                                     Title: Vice President and General Counsel


                               EXHIBIT INDEX


Exhibit
Number                                                       Page

        (a)(14)Text of speech made to the American Railroad Conference on October 24, 1996.

        (a)(15)Competitive Analysis dated October 30, 1996.

        (a)(16)Transaction Memorandum dated October 30, 1996.

        (a)(17) Litigation Memorandum dated October 26, 1996.